

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 12, 2013

Via E-mail
Mr. Jeffrey M. Thompson
President
Towerstream Corporation
55 Hammarlund Way
Middletown, Rhode Island 02842

Re: Towerstream Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 18, 2013
Form 10-Q for Fiscal Quarter ended September 30, 2013
Filed November 12, 2013
No. 001-33449

Dear Mr.Thompson:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation, page 69.

2012 Bonus Payments, page 70

1.   We note that bonus payments to Messrs. Thompson, Hernon, and Yarbrough are made in part on a discretionary basis and in part on your success in meeting "certain performance-related targets consisting of revenue, EBITDA, and the number of hotzones installed." Please disclose your performance-related targets upon which part of the bonus payments are awarded. Please refer to Item 402(b) of Regulation S-K. Further, please explain how you intend to disclose in the Summary Compensation Table the part of the bonus payments made based on discretion and the part of the bonus payments made based on meeting targets. It appears the discretionary portion should be in the bonus column and performance portion should be in the non-equity incentive compensation column. Please also tell us whether you intend to include a Grants of Plan Based Awards Table in future filings.

Form 10-Q for Fiscal Quarter ended September 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Three Months Ended September 30, 2013 Compared to Three Months Ended September 30, 2012, page 21

2.   We note Cost of Revenues for the three and nine months ended September 30, 2012 are increasing. Please provide more detailed disclosure explaining why your costs of revenues have increased including, but not limited to, explaining whether certain markets or regions are driving the increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Paul Fischer, Staff Attorney, at 202-551-3415, Ajay Koduri, Attorney Advisor, at 202-551-3310, or me at 202-551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director